SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares	757468103
(Title of class of securities)	(CUSIP number)

21 Ha'arba'a Street,

Tel Aviv 64739, Israel

Telephone: +972-3-541-3131

(Name, address and telephone number of person authorized to receive notices and communications)

February 13, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 757468103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Dr. Shmuel Cabilly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,194,178 (1)
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER 4,194,178(1)
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,194,178
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.27% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of February 13, 2015 and includes options to purchase 300,000 Ordinary Shares exercisable within 60 days of February 13, 2015.

(2) This figure is as of February 13, 2015, based on 97,884,114 ordinary shares outstanding as of February 13, 2015 (as provided by the Issuer).

Item 1. Security and Issuer

Item 1 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement on Schedule 13D/A (this "Statement") relates to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of RedHill Biopharma Ltd., a company organized under the laws of Israel ("RedHill"). The address of the principal executive offices of RedHill is 21 Ha'arba'a Street, Tel Aviv 64739, Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

Dr. Cabilly received options to purchase 300,000 Ordinary Shares in connection with the services he has provided as a director of RedHill. On February 13, 2015, RedHill closed an underwritten public offering of its American Depositary Shares (each representing 10 Ordinary Shares), which increased RedHill's total number of shares outstanding and reduced Dr. Cabilly's beneficial ownership below 5.00%.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)	As of the date of February 13, 2015, Dr. Cabilly is the beneficial owner of 3,894,178 Ordinary Shares. In addition, Dr. Cabilly holds options exercisable within 60 days of February 13, 2015 into 300,000 Ordinary Shares. As such, Dr. Cabilly is the beneficial owner of 4,194,178 Ordinary Shares, representing approximately 4.27% of the total outstanding Ordinary Shares of RedHill based on 97,884,114 Ordinary Shares outstanding as of February 13, 2015.

(b)	As of February 13, 2015, Dr. Cabilly has sole voting and dispositive power over 4,194,178 Ordinary Shares of RedHill.

(c)	The Reporting Person has not affected any transaction in Ordinary Shares of RedHill during the 60 days prior to the filing of this Schedule 13D/A.

(d)	Not applicable.

(e)	On February 13, 2015, Dr. Cabilly's ceased to be the beneficial owner of more than 5% of the Ordinary Shares.

Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
/s/ Dr. Shmuel Cabilly —————————————— Dr. Shmuel Cabilly